

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 3, 2018

Richard F. Betz
Chief Executive Officer
Resolute Energy Corporation
1700 Lincoln Street, Suite 2800
Denver, Colorado 80203

Re: **Resolute Energy Corporation**
Registration Statement on Form S-4
Filed April 25, 2018
File No. 333-224439

Dear Mr. Betz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Ron Levine, Esq.
        Arnold & Porter